SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015
Commission File Number: 000-30540

GIGAMEDIA LIMITED
8F, No. 22, Lane 407, Section 2, Tiding Boulevard
Neihu District
Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [ x ] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [ x ]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82- .)

GIGAMEDIA LIMITED is submitting under cover of Form 6-K:

1.	GigaMedia Announces the Performance of the Games

(attached hereto as Exhibit 99.1)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited

(Registrant)

Date: February 10, 2015	By: /s/ Dirk Chen
(Signature)
Name: Dirk Chen

Title: Chief Financial Officer

Exhibit 99.1 FOR IMMEDIATE RELEASE	For further information contact:
Amanda Chang Investor Relations Department Country/City Code 8862 Tel: 2656-8080 amanda.chang@gigamedia.com.tw

GigaMedia Announces the Performance of the Games

TAIPEI, Taiwan, February 10, 2015 – GigaMedia Limited (NASDAQ: GIGM) today announced that the Company has released four Role-Playing games at the end of December 2014. One is for PC-based players and the other three are for mobile game players. For mobile games, players can play them on iOS or Android. The most popular one among the four games has attracted more than 40,000 members per month since its release. And it was even listed on top 10 of Google Play’s latest popular games in Taiwan. Its pay ratio for the month of January was at about 4.4% and its ARPU (Average Rate Per User) was NTD5,000 (equivalent to about US$157). The other games’ average ARPU for the month of January was about NTD1,500 (equivalent to about US$47), which was considered an adequate performance in the Taiwan mobile game market.

Before the Chinese spring festival, the Company will launch another new game which is a 3D anime-style RPG and will enable the players to enjoy both the visual and the audio effects when playing. The background of the game’s contents is epic alike. Players play the role as savior of the doomsday to experience a series of adventures for saving the world. Besides, players can not only choose five hero characters at a time to forge an alliance but also invite their friends to play together in a team at the same time. The Company believes that this 3D anime-style RPG will attract more diversified players and hopefully outperform for a success. This new game will be available for both iOS and Android devices upon its official release.

In summary, the Company will have five games including the new 3D anime-style RPG available on the market for players in February; moreover, will continue to increase marketing for more exposure for the incoming Chinese New Year’s holidays in order to acquire more players and better the revenue.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business is an innovative leader in Asia with growing game development, distribution and operation capabilities, as well as platform services for games; focus is on mobile games and social casino games. The company’s cloud computing business is focused on providing enterprises in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2014.

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